VCP AMERICAS LLC
Report Pursuant to Rule 17a-5 (d)
Financial Statements
For the Year Ended June 30, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67019

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07-01-2019 (MM/DD/YY) AND ENDING 06-30-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VCP Americas, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Fifth Avenue 4th Floor
(No. and Street)

New York, New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender 646-290-7248
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, __Steven C. Bender_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __VCP Americas, LLC_____, as of __June 30_____, 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



MATTHEW S. MARKOTT
Notary Public, State of New York
Qualified in Erie County
Reg. No. 01MA6185731
My Commission Expires __04/21/2024__

Notary Public

__ฮิ+ CBnd__
Signature

__Financial Principal__

Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of VCP AMERICAS LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of VCP AMERICAS LLC (the "Company") as of June 30, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
August 13, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com


VCP AMERICAS LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2020

ASSETS

Cash	$	153,436
Accounts receivable		78,762
Prepaid expenses		6,104
Security deposit		3,500
TOTAL ASSETS	**$**	**241,802**

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable & accrued expenses	$	7,697
PPP Loan Payable		20,835
Total current liabilities		**28,532**

Member's equity

Member's equity		213,270
Total member's equity		**213,270**

TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**241,802**

VCP AMERICAS LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED JUNE 30, 2020

Revenue		
Placement fees	$	90,000
Advisory fees		40,000
Total revenues		130,000
Expenses		
Employee compensation and payroll taxes		232,969
Consulting fees		59,292
Professional fees		14,142
Rent		55,637
Regulatory and compliance		5,425
Communications		40,254
Travel and entertainment		26,972
Other operating expenses		17,164
Total expenses		451,855
Net (loss)	$	**(321,855)**

VCP AMERICAS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2020

	Member's Equity
Balance at June 30, 2019	$ 520,857
Net Income	(321,855)
Capital Contributions	14,268
Balance at June 30, 2020	$ 213,270

VCP AMERICAS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2020

Cash flows from operating activities:		
Net (loss)	$	(321,855)
Adjustments to reconcile net income to net cash		
flows used in operating activites:		
(Increase) decrease in operating assets:		
Accounts receivable		63,000
Prepaid expenses		(349)
Increase (decrease) in operating liabilities:		
Accounts payable & accrued expenses		(736)
Net cash used in operating activities		(259,940)
Cash flows from investing activities:		
Cash flows from financing activities:		
Capital contributions		14,268
Proceeds from PPP loan payable		20,835
Net cash provided by financing activities		35,103
Net increase in cash		(224,837)
Cash, beginning of year		378,273
Cash, end of year	$	153,436

Supplemental Disclosures of Cash Flow Information

Interest	$0
Income Taxes	$1,036

Noncash investing and financing activities:
The $14,268 capital contributons include expenses paid by
the member on behalf of the company of $14,268

See accompanying notes to the financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

VCP Americas LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and became a member of the Financial Industry Regulatory Authority (FINRA) on April 23, 2014. On June 3, 2020 the Company changed its name form VCP Advisors LLC to its current name. The Company was organized on August 9, 2013 in the State of New York and engages in the private placement of securities and corporate finance consulting to institutional investors. The Company's office is located in New York and its sole member is VCP Advisors Limited (the "Member"), a foreign company. The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Revenue Recognition

Placement fees are recognized at the point in time when the Company's performance under the terms of the contract arrangement is completed, which is typically at the closing of a transaction when all performance obligations have been met.

For advisory fees, the Company either receives payment in advance of each transaction's closing or they are paid without a corresponding success fee. In these instances, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and delivered to and consumed by the customer.

Income Taxes

The Company, which is an LLC, has elected to be taxed as a C-Corporation pursuant to the Internal Revenue Code and applicable state laws. Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Income tax expense is based on income reported in the accompanying statements of income adjusted for differences that will enter into computation of taxes payable under applicable tax laws.

Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. Temporary differences giving arise to the deferred tax asset consist primarily of the excess of depreciation for tax purposes over the amount for financial reporting purposes and operating loss carry-forwards available to offset future taxable income. Deferred tax assets and liabilities are identified separately as current or noncurrent based on the classification of the related asset or liability. A deferred tax asset or liability not associated with an asset or liability for financial reporting purposes is classified as current or noncurrent according to the expected reversal date of the temporary difference.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNT ING POLICIES (continued)

The Company accounts for certain tax positions in accordance with Income Tax Topic 740 of the FASB – Accounting Standards Codification. This standard prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. It also provides guidance related to uncertain tax positions such as recognition, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Date of Management's Review

Management has evaluated subsequent events through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there was no events or transactions which took place that would require disclosure or have a material impact on its financial statements.

2) RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In February 2016, FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company beginning with its year ended June 30, 2020. The Company's lease is month-to-month, consequently ASC Topic 842 is not expected to have a material impact on the Company's financial statements and related disclosures.

3) RELATED PARTY TRANSACTIONS

Pursuant to an expense sharing agreement (the "Agreement") dated April 2, 2014, the sole member allocates support services for the Company including, among others, employee compensation, office space, group insurance, and communications in the normal course of business.

The Company pays a monthly fee pursuant to the Agreement. For the year ended June 30, 2020, fees charged by the sole member totaled $14,268 all of which was forgiven and treated as a contribution to capital. As of June 30, 2020 there was no payable.

3) RELATED PARTY TRANSACTIONS (continued)

The Company had a net loss for the year, but management believes this does not affect their ability to continue as a going concern. The sole member has infused capital as required to maintain the appropriate capital requirements and operating funds. The sole member has committed to continue providing capital to keep operations running. Management believes the sole member will continue to maintain the company as a going concern.

4) CONCENTRATIONS OF RISK

The Company maintains its cash balances at a major financial institution. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000.

The Company engages in various private placement services. In the event customers do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the customers. It is the Company's policy to review, as necessary, the credit standing of each customer. One customer accounted for 100% of the Company's private placement fees and a separate customer accounted for 100% of the accounts receivable for the year ended June 30, 2019.

5) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of June 30, 2020, the Company had net capital of $142,376 which is $137,376 in excess of required net capital of $5,000. The Company's net capital ratio at June 30, 2019 is 0.2004 to 1.

5) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

6) RENT EXPENSE

The Company is currently leasing its premises on a month to month basis. Rent expense for the year ended June 30, 2020 amounted to $55,637.

7) INDEMNIFICATIONS AND GUARANTEES

In normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

8) INCOME TAXES

The Company had a net loss for the year ended June 30, 2020 resulting in a deferred tax benefit of approximately $65,000. The Company has a Federal net operating loss carry forward of approximately $950,000, and the related deferred tax asset has been fully allowed for at June 30, 2020.

The Company continually evaluates expiring statues of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The June 30, 2016, 2017, 2018 and 2019 tax years of the Company remains subject to examination by US Federal or certain state and local tax authorities.

9) PPP Loan Payable

The Company has incurred indebtedness under the CARES Act which will be subject to review, may not be forgivable in whole or in part, and may eventually have to be repaid, potentially with interest, fines, and/or other penalties. The Company signed the loan documents under the SBA Paycheck Protection Program of the CARES Act and received the loan proceeds of $20,835 on June 2, 2020. The receipt of these funds, and the forgiveness of the loan attendant to these funds, is dependent on the Company having initially qualified for the loan and qualifying for the forgiveness of such loan based on future adherence to the forgiveness criteria.

Under the terms of the CARS Act and the corresponding promissory note, the use of the proceeds of the loan is restricted to payroll costs (as defined in the CARES Act), covered rent, covered utility payments and certain other expenditures that, while permitted, would not result in forgiveness of a corresponding portion of the loan. Following recent amendments to the Paycheck Protection

9) PPP Loan Payable (continued)

Program, after an eight- or twenty-four-week period starting with the disbursement of the respective loan proceeds. The Company may apply for forgiveness of some or all of their loans, with the amount which may be forgiven equal to the sum of eligible payroll costs, covered rent, and covered utility payments, in each case incurred during the eight- or twenty-four-week period following the date of first disbursement. Certain reductions in the Company payroll costs or full-time equivalent employees (when compared against the applicable measurement period) may reduce the amount of their loan eligible for forgiveness.

VCP AMERICAS LLC
COMPUTATION OF NET CAPITAL AND AGGREGATE
  INDEBTEDNESS FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE YEAR ENDED JUNE 30, 2020

Computation of net capital

Total member's equity		$	213,270
Add: PPP Loan Designated Expenses			17,472

Non-allowable assets, deductions and charges:

Accounts receivable	$	78,762	
Prepaid expenses		6,104	
Security deposit		3,500	
Total non-allowable assets, deductions and charges			88,366
Net capital		$	142,376

Computation of net capital requirements

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,902
Minimum dollar net capital requirement	$	5,000
Greater of the above net capital requirements	$	5,000
Excess net capital	$	137,376
Excess net capital at 120% of the minimum required of total aggregate indebtedness)	$	136,376

Computation of aggregate indebtedness ratio to net capital

Total aggregate indebtedness in the statement of financial condition	$	28,532
Percentage of aggregate indebtedness to net capital		20%
Ratio of aggregate indebtedness to net capital		0.2004 to 1

RECONCILIATION OF NET CAPITAL

There was no material difference between net capital computation shown
here and the net capital computation shown on the Company's unaudited
Form X-17A-5 Part IIA dated June 30, 2020.

See Report of Independent Registered Public Accounting Firm

VCP AMERICAS LLC
INFORMATION RELATING TO POSSESSION OR
 CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED JUNE 30, 2020

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

VCP AMERICAS LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
 UNDER SEC RULE 15c3-3
FOR THE YEAR ENDED JUNE 30, 2020

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

VCP AMERICAS LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended June 30, 2020







REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of VCP AMERICAS LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) VCP AMERICAS LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which VCP AMERICAS LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) VCP AMERICAS LLC stated that VCP AMERICAS LLC met the identified exemption provisions throughout the year ended June 30, 2020 without exception. VCP AMERICAS LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VCP AMERICAS LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
August 13, 2020

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

Assertions Regarding Exemption Provisions

We, as members of management of VCP AMERICAS LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception for the year ended June 30, 2020.

VCP Americas LLC

By:



_____

Steven C Bender, Financial Principal